eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	24,107
Prepaid expenses and other assets		2,474
Total assets	$	26,581

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	-
MEMBER'S EQUITY	26,581
Total liabilities and member's equity	$ 26,581

The accompanying notes are an integral part of these financial statements.

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